

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Marguerite M. Elias
Senior Vice President and General Counsel
Gogo Inc.
1250 N. Arlington Heights Road
Suite 500
Itasca, IL 60143

> **Re: Gogo Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 22, 2012**
> **File No. 333-178727**

Dear Ms. Elias:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We received your request for confidential treatment for certain of your exhibits. We will provide you with our comments on such application in separate correspondence.

Prospectus Summary, page 1

2. We note disclosure on page 1 that you provide Gogo Connectivity to passengers on nine of the ten North American airlines that provide internet connectivity to their passengers. In order to provide context to your disclosure, please revise your disclosure here and throughout your prospectus to clarify that three other major airlines (United, JetBlue and Southwest) have announced arrangements with other providers. Also disclose that you

have instituted litigation over Southwest's notice to you that AirTran will be deinstalling your equipment from its fleet in connection with the merger of AirTran and Southwest.

3. We note your response to comment 2 from our letter dated February 23, 2012 and your disclosure that passengers have used Gogo Connectivity over 18 million times from the inception of your service to December 31, 2011. Please provide more context so that the relevance of this data to the company and its operations is clear to investors. In this regard, explain what portion of the 18 million uses directly contributed to your revenues. Also explain whether this number of uses is the same as "sessions" under your key operating metric, average revenue per session. Furthermore, we note your disclosure on page 92 that certain passengers do not pay you directly for their use of Gogo Connectivity because such service is made available through a number of non-retail channels, including sponsored access and enterprise sales. If the number of times passengers have used Gogo Connectivity does not directly or fully tie to the company's revenues, clearly state this and explain why the metric is significant for other reasons.

4. We note your response to comment 4 from our letter dated February 23, 2012. Please expand Note 7 to the table on page 11 to specify why management believes the items excluded from EBITDA and Adjusted EBITDA have less bearing on your operating performance.

5. Please discuss that your ATG technology is limited to flights over land because you are using a ground-based network. Discuss that this is one reason why you will be relying more on satellite technology in the future to address both capacity constraints as well as expansion beyond flights over the contiguous United States.

Summary Historical Consolidated Financial and Other Operating Data, page 9

6. In light of the fact that you define "average revenue per passenger" using gross passenger opportunity rather than actual number of passengers who paid for your services, please refer to this metric in a more descriptive manner, such as "average revenue per passenger opportunity." In addition, please provide comparable data metrics based upon actual passenger usage. See our related comment 9 below.

Risk Factors, page 14

"If we are unable to successfully implement planned or future technology enhancements to increase our network capacity…," page 15

7. We note your response to comment 5 from our letter dated February 23, 2012 and your belief that only a portion of the costs associated with your technology roadmap and international expansion are likely to arise within 12 months from the date of this prospectus (i.e. March 2013). However, your disclosure on page 101 indicates that you

will begin the roll-out of ATG-4 service during the second half of 2012. In addition, we note that your technology roadmap includes the adoption and installation of your ATG-4 service, which, if not completed on "a timely" basis, will cause "significant capacity constraints by the second half of 2013 (as discussed on page 15). Please revise the disclosure in your risk factors as well as on page 101 to provide more specificity with respect to the anticipated timeline of your technology roadmap. Your revised disclosure should address the implications of this timeline on your capacity restraints.

8. We note your disclosure on page 15 that you will experience significant capacity constraints by the second half of 2013 if you are unable to implement your technology roadmap on a timely basis. We also note your disclosure on page 16 that your network is currently experiencing capacity constraints on certain flights. Please provide a more detailed explanation of the portion of your commercial aircraft currently online that would need to upgrade to ATG-4 in order to avoid the referenced significant capacity constraints.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 52

9. We note your response to comment 7 from our letter dated February 23, 2012. We continue to believe that a more detailed explanation of the sources of your revenues, including the actual number of passengers who purchased your services during each period or the average revenues per passenger who has used your services, are relevant to investors and would allow them to better understand the company's financial condition and operating performance, as well as its prospects for future periods. Therefore, please disclose this information. Alternatively, tell us why disclosure of these or other key monetization performance indicators are not material to investors. For guidance, refer to Section III.B of SEC Release No. 33-8350.

Cost of Service Revenue
Commercial Aviation, page 55

10. Please expand your disclosure to clarify whether the revenue share percentage under your connectivity agreements is the same for each of your services (Gogo Vision, Gogo Signature Services and Gogo Connectivity Services), or whether you typically pay a different revenue share percentage for each type of service.

Business, page 84

Airline Partners and Contracts, page 96

11. We note your disclosure on page 81 that two airline contracts allow the airline to terminate the contract should the percentage of passengers using the Gogo Service not

meet certain thresholds.   If either of these contracts is with Delta Air Lines or American Airlines, please revise your disclosure in this section to address this fact.

Our Technology Roadmap, page 101

12. Please disclose whether any of your airline partners other than United have agreed to upgrade to ATG-4.

Back cover page of prospectus

13. Please revise the graphic on the back cover page of your prospectus to explain the significance of each metric to the company and investors. Provide us with support for each statement.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Matthew E. Kaplan, Esq.
        Debevoise & Plimpton LLP